GENERAL AFFIDAVIT

June 1, 2014

DELIVERED VIA EMAIL: Troy.Covey@motovox.com

Ms. Mara Ransom
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549

Attn.: Ms. Ransom, Assistant Director

Re: Frozen Food Gift Group ("FROZ," "Company" or "Issuer")
Response to comment letter dated May 20, 2014
Form 8-K
Filed March 28, 2014
File No. 000-54597

Ms. Ransom:

It has been brought to my attention that The Commission is questioning the possible non-shell status of the Issuer, Frozen Food Gift Group. As former Chairman of the Company, I hereby submit this affidavit to the attention of The Commission as to the activity of the Company during my tenure, with the intent to provide clarity to support our position that the Company is not, nor has ever been a "shell" by definition.

Rule 144(i): Unavailability of Exemption to Shell Companies

For background to the non-shell status of the Company, the applicable provisions of the Revised Rule 144 state:

Rule 144(i)(1) defines a shell company as a company* that is now or at any time previously been an issuer that has:

1. No or nominal assets; and
2. Either:
   - No or nominal assets;
   - Assets consisting solely of cash and cash equivalents; or
   - Assets consisting of any amount of cash and cash equivalents and nominal other assets.

* This does not include a development stage company pursuing an actual business, a business combination related Shell Company, as defined in Rule 405, or an asset-backed Issuer, as defined in Item 1101(b) of Regulation S-K.

Since Inception, the Company has had an operating business, and/or been a development stage company

pursuing an actual business. The detailed facts below are intended to support this position.

Facts and Corporate History

The Company's original S-1 Registration Statement was filed with the Commission on March 11, 2010, becoming a fully reporting company and being declared "effective" by The Securities and Exchange Commission on August 12, 2011. The Company has continued to upload and file as a fully reporting entity since the date of effectiveness.

Frozen Food Gift Group, Inc., is a Delaware corporation which was formed in January 2009. On March 27, 2014, the Company consummated a reverse merger transaction as reported on Form 8-K dated March 28, 2014.

Since 2009, the Company has operated as an e-commerce retailer under the brand "SendaScoop" that ships ice cream and related frozen dessert products as a gifted product throughout the United States. We restructured our original business plan to better position the Company to enter scalable revenue models that do not require significant marketing costs. To enable this objective the Company revised its e-commerce retail business to accept only high-volume quantity orders, which allowed us to focus our efforts on seeking wholesale distribution of the Company's ice cream products as a supplier to specialty foods and gifting companies.

Additionally, we pursued partnerships with food products companies whereby the Company assists in product development and marketing of various food products in exchange for a revenue stream derived from royalties on product sales. The Company made progress on the new initiatives in 2013, including entering into our first royalty agreement in October of 2013.

At the year-end December 31, 2011, FROZ reported total assets valued at $6,473.00, and revenues of $50,998. The Annual report is available for review and I believe strongly that the Commission will see an operating business.

At the year-end December 31, 2012, FROZ reported total assets valued at $124,796.00, and revenues of $3,406. The Annual report is available for review and I believe strongly that the Commission will see an operating business. It was at the end of 2012 we began to re-evaluate the business model going into 2013, including the beginning of acquisition discussions with Miami Ice Machine, Inc., of Miami, Florida during the fourth quarter of 2012

At the year-end December 31, 2013, FROZ reported total assets valued at $2,725.00, and revenues of $0. The Annual report is available for review. Although I am not privileged to the details, it would me my belief that the Commission might question the non-shell status of 2013. Under Rule 144(i)(1), specifically the statement: "This does not include a development stage company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K," is where I believe the details below will show the commission that not only was FROZ an active company and not a shell, but also that FROZ was in vigorous pursuit of an actual business while going through a change to its business model.

In analyzing the Company's public filings with the Commission and the OTC Markets Group Inc., along with documentation provided to the Commission, it will become apparent that in late 2012, The Company was rapidly changing its business model. It was at that time the Company engaged in talks with Miami Ice Machine Company of Miami, FL, to acquire the company and merge into FROZ. We believed that Miami Ice Machine Company was a great fit for Frozen Food Gift Group, not only because it had a 30 year history in business, with revenues and long term customer cash flow, but also because its outsourced manufacturer of ice machines in South Korea, Icetro, Inc. was in the process of commercializing a retail soft service ice cream vending machine as seen below.


Soft
ice cream

The Company was positioning itself to be the exclusive provider of these retail ice cream machines in the United States market.

Details of Business Pursuit – Filings and Explanation

Below will be a detailed account of business pursuit and activity. All items documented below are backed by documentation, and can be supplied at the request of the Commission.

February 22, 2013 - On February 22, 2013, Frozen Food Gift Group, Inc. ("Company") entered into a Stock Purchase Agreement ("Agreement") with all of the shareholders ("Shareholders") of Miami Ice Machine Company, Inc. ("Mimco") whereby the Company purchased all of the outstanding shares of Mimco from the Shareholders, making Mimco a wholly-owned subsidiary of the Company. Pursuant to the Agreement, the Company shall issue to the Shareholders a total of $880,000 of restricted Company common stock in exchange for all Mimco shares. If, at any time during the period of two years from the closing date of February 22, 2013, the average closing price of Company common stock as listed on the OTCBB falls lower than twenty percent (20%) of the share valuation of $0.05 for at least twenty consecutive days, then the Company shall promptly issue to the Shareholders that number of additional shares such that the Shareholders receive a total amount of shares (including those originally issued at the February 22, 2013 closing) that equal the $880,000 purchase price. Further, the Shareholders are entitled to an additional $280,000 of Company securities if, for either the year ending 2013 or the year 2014, the annual revenues of the Mimco business in the South Florida territory (defined as Dade, Broward, Palm Beach, Martin, Monroe, Collier and Lee counties, and the Caribbean islands excluding any Central American or South American sovereign nations), exceeds $1,000,000 in revenue. The Agreement includes customary representations, warranties and covenants.

February 27, 2013 – The agreement was announced publicly (http://www.prnewswire.com/news-releases/frozen-food-gift-group-inc-purchases-ice-machine-firm-193498191.html).

February 28, 2013 – An 8-K was filed with the Commission about the above transaction (http://www.otcmarkets.com/edgar/GetFilingHtml?FilingID=9123550).

April 15, 2013 – The Company filed a 10-K with an exhibit 10.25 noting the Stock Purchase Agreement with Miami Ice Machine Company (http://www.otcmarkets.com/edgar/GetFilingHtml?FilingID=9222894).

May 20, 2013 – The Company filed a 10-Q noting the Stock Purchase Agreement with Miami Ice Machine Company, and that the transaction had not closed yet. The transaction had not closed due to the ongoing audit (http://www.otcmarkets.com/edgar/GetFilingHtml?FilingID=9306493)

June 11, 2013 The Company announced an agreement with BioZone on behalf of Miami Ice Machine Company (http://www.foodonline.com/doc/frozen-food-partnershipbiozone-ice-sanitation-technology-0001?atc~c=771+s=773+r=001+l=a).

August 19, 2013 – The Company filed a 10-Q noting the Stock Purchase Agreement with Miami Ice Machine Company, and that the transaction had not closed yet. The Transaction had not closed due to the ongoing audit (http://www.otcmarkets.com/edgar/GetFilingHtml?FilingID=9468394).

October 30, 2013 – The Company Announced a Royalty Agreement with Global Specialty Products, Inc. (http://www.bloomberg.com/bb/newsarchive/auU_8_oa2hYg.html). This is important to note, because it was on August 30, 2013, that one of the former owners of Miami Ice Machine Company notified the company that the Miami Ice Machine Company transaction may be in dispute, and within two months we had reached an agreement with another company to continue to pursue business while we attempted to mediate the disputed transaction. There was no lapse in business pursuit or fundamental operations.

On November 19, 2013 - The Company filed a 10-Q noting the Stock Purchase Agreement with Miami Ice Machine

Company, and that the transaction had not closed yet. Furthermore, the Company notes in this filing: "Miami Ice Machine Company – On February 22, 2013, Frozen Food Gift Group entered into a Definitive Purchase Agreement with Miami Ice Machine Company for $880,000 in restricted common stock. The initial payment of 21,600,000 shares of restricted common stock was issued shortly afterwards. On August 30, 2013, the Company received notice from one of the two prior owners, Mr. Jeffrey Saltzman, via his attorney, that states he believes he believes the Purchase Agreement is in dispute, and would like to enter into mediation to rescind the Agreement and negotiate a settlement. On September 6, 2013, the Company responded that it disagrees with Mr. Saltzman's assertion, and did not agree to the mediation or settlement. Because the Company has not been able to fully audit Miami Ice Machine, the Company has not recorded or recognized any financial data such as revenues, gross profits or expenses directly relating to the operations of Miami Ice Machine Company. The company has recorded the shares as issued thus far, and will seek return of these shares if agreement cannot be reached. As of September 30, 2013, the Purchase Agreement is still in dispute and ongoing efforts are being made to resolve the issue."

(http://www.otcmarkets.com/edgar/GetFilingHtml?FilingID=9622444).

Details of Business Pursuit – Personal Time and Expense

Below will be a detailed account of business pursuit and activity, via my personal time and expenses. I spent countless hours, and significant money pursuing the business. So much so that as Chairman alone, it consumed at least half of my workable hours during 2013. All items documented below are backed by documentation, and can be supplied at the request of the Commission.

February 8, 2013 - Enterprise Rental Car on behalf of Miami Ice Machine – Restaurant and Vending Show, Orlando FL.

February 8, 2013 – Dinner with owner of Miami Ice Machine, Orlando FL.

February 8, 2013 – Gas for rental car Miami Ice Machine, Orlando FL.

March 6, 2013 - Visit to Miami Ice Machine, lunch recorded via AMEX.

April 3, 2013 - Visit to Miami Ice Machine, lunch and gas recorded via AMEX.

May 1, 2013 – New American Express account opened on behalf of Miami Ice Machine. Additional card issued to Jeffrey Saltzman, Miami Ice Machine Owner and President.

May 4, 2014 - Visit to Miami Ice Machine customer, dinner recorded via AMEX.

May 6, 2013 – Visit to Miami Ice Machine. Lunch with one owner of Miami Ice Machine, and investor of Miami Ice Machine.

May 13, 2013 – Visit to Miami Ice Machine, lunch recorded via AMEX.

May 15, 2013 – Trip to Las Vegas Nevada to Restaurant and Vending Show with management and other private investors to review competing ice cream machines, expenses recorded via AMEX.

May 15-17, 2013 – Multiple charges of hotel and meals - Las Vegas Nevada Restaurant and Vending show to review competing ice cream machines, expenses recorded via AMEX.

May 25, 2013 - Trip on behalf of Miami Ice Machine, gas recorded via AMEX.

May 28, 2013 – Trip to Miami Ice Machine, lunch recorded via AMEX.

June 4, 2013 – Trip to Miami Ice Machine, lunch recorded via AMEX.

June 10, 2013 - Trip to Miami Ice Machine, lunch recorded via AMEX.

June 17, 2013 - Trip to Miami Ice Machine, lunch recorded via AMEX.

June 19, 2013 – Quality Stocks Payment via AMEX to provide media relations to Miami Ice Machine on behalf of FROZ.

June 24, 2013 - Trip to Miami Ice Machine, lunch recorded via AMEX.

June 26, 2013 – Toll charges for one of the Miami Ice Machine company trucks, recorded via AMEX.

June 28, 2013 – Toll charges for one of the Miami Ice Machine company trucks, recorded via AMEX.

June 30, 2013 – Toll charges for one of the Miami Ice Machine company trucks, recorded via AMEX.

July 1, 2013 – Quality Stocks Payment via AMEX to provide media relations to Miami Ice Machine on behalf of FROZ.

July 8, 2013 – Toll charges for one of the Miami Ice Machine company trucks, recorded via AMEX.

July 15, 2013 – Quality Stocks Payment via AMEX to provide media relations to Miami Ice Machine on behalf of FROZ.

July 18, 2013 – Meeting about capital raising for Miami Ice Machine, lunch recorded via AMEX.

July 19, 2013 – Enterprise Rental Car on behalf of Miami Ice Machine.

In addition the charges above, there were countless emails and phone calls starting in late 2012 and ending mostly in September of 2013, between or about the parties involved. It was a daily job which took a monumental amount of work. It is important to note the charges stopped in late July as it became apparent that the transaction was "un-auditable".

Details of Business Pursuit – Further Explanation

As noted above, a detailed timeline for pursuing the business of Miami Ice Machine to be merged into Frozen Food Gift Group has been provided. In addition to the above information, our auditor David Aronson, made numerous trips to the offices of Miami Ice Machine and invested countless hours attempting to audit the business. After 6 months of attempting to audit, Mr. Aronson came to the conclusion that the business was un-auditable due to a lack of proper record-keeping and cooperation by the previous owners of the company.

In light of the likely inability to consummate the merger, the management of FROZ acted quickly to pursue additional business by securing a royalty agreement with Global Speciality Products, Inc., of Orange, CA, in October 2013, by which the company invested cash to assist their launch of new food products in return for a revenue stream derived from royalties of product salesThe manageement did not expect revenues from this product in 2013, and expected modest revenues in 2014.

The documenation of emails and phone calls from September to December 2013 can be provided that illustrate seeking and closing this agreement required almost daiy activites on behalf of the company.

Based upon the foregoing statements, it is my opinion that the requirements of Rule 144(i) are satisfied, and that the company at all times has remained of non-shell status. If needed I can submit further documentation to support to activities and statements above.

I hereby attest that the above is true and correct to the best of my records and recollection.

Cordially,

Matthew L. Schissler
Former Chairman
Frozen Food Gift Group, Inc.

As a resident in the county BROWARD within the state of FLORIDA, MATTHEW L. SCHISSLER personally approached me, the undersigned Notary, and made his/her sworn testimony in a general affidavit, that the following statement is completely factual and true to the best of his/her belief and knowledge.

Affiant Signature: [signature]

Date Signed: the 2 of June 20 14

Sworn and subscribed to before me on this day, 2 of June 20 14

NOTARY PUBLIC STATE OF FLORIDA
JEREMY DOMENECH
MY COMMISSION # FF 033328
EXPIRES: November 3, 2017
Bonded Thru Budget Notary Services

[signature]

Notary Public